UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Equant N.V.
File No. 1-14844 CF# 17027

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France Telecom S.A., successor to Equant N.V., submitted an amended application on November 14, 2008 under Rule 24b-2 for confidential treatment of information Equant N.V. excluded from the Exhibits to a Form 20-F filed on May 23, 2005.

Based on representations by France Telecom S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.(A)   through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer